EXHIBIT 12

DOLE FOOD COMPANY, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In thousands, except for ratio data)

	Fiscal		Three
	Year Ended		Quarters Ended		Quarter Ended		Fiscal Years Ended
	January 1, 2005		January 3, 2004		March 22, 2003		December 28, 2002		December 29, 2001		December 30, 2000
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$159,909		$29,629		$73,888		$209,987		$(7,730)		$55,637
Minority interest expense and equity earnings, net of cash received from equity investees	2,042		(284)		(1,200)		(2,976)		(874)		(722)
Fixed charges from continuing operations	186,497		149,783		27,149		117,323		112,750		139,632

Earnings available for fixed charges	$348,448		$179,128		$99,837		$324,334		$104,146		$194,547

Fixed charges from continuing operations:
Interest expense	$143,199		$117,056		$19,273		$79,169		$69,307		$89,030
Amortization of debt expense and discounts	9,505		7,435		374		1,721		1,401		1,415
Assumed interest element included in rent expense	33,793		25,292		7,502		36,433		42,042		49,187

Total fixed charges from continuing operations	$186,497		$149,783		$27,149		$117,323		$112,750		$139,632

Ratio of earnings to fixed charges (A)	1.87	X	1.20	X	3.68	X	2.76	X	0.92	X	1.39	X

(A) Due to the Company’s loss from continuing operations in 2001, the ratio coverage was less than 1:1. The Company must generate additional earnings of $8,604 to achieve a coverage of 1:1.